[BLANK ROME LLP LETTERHEAD]

Phone:	(215) 569-5530
Fax:	(215) 832-5530
Email:	stokes@blankrome.com

November 13, 2009

BY EDGAR

Mr. Brion Thompson
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Insured Municipal Income Fund, Inc. (the “Fund”)
File No.:  811-07528

Dear Mr. Thompson:

On behalf of the Fund, this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by telephone on October 28, 2009 (the “Comments”), regarding the Fund’s Preliminary Proxy Statement filed on Schedule 14A on October 20, 2009 (the “Proxy Statement”).

The Staff’s comments have been reproduced in bold typeface below, each immediately followed by the Fund’s responses.

Proposal 1

1.	In accordance with Item 8(a), please move the compensation table from page 23 to appear in connection with Proposal 1.

Response:  The compensation table has been moved to appear in connection with Proposal 1, as requested.

2.	In accordance with Item 22(b)(1), set forth the Fund’s officers within Proposal 1.

Response:  The Fund’s officers have been set forth in connection with Proposal 1, as requested.

Proposal 2

3.	In accordance with Item 22(c)(2), identify the Principal Executive Officer of the Proposed Adviser.

Mr. Brion Thompson
November 13, 2009

Response:  Solely for the purpose of this Proxy Statement, the Principal Executive Officer of Brooklyn Capital Management, LLC is Phillip Goldstein.  He has been so indicated in the table on page 8.

4.
In connection with the comparison of the Previous Advisory Agreement and the Proposed Advisory Agreement, include a fee table in accordance with the requirements applicable to Form N-2 setting forth the responsive information assuming the Previous Advisory Agreement was in place and a pro forma fee table setting forth the responsive information assuming the Proposed Advisory Agreement is approved.  In addition, set forth the Example calculations in accordance with the Previous Advisory Agreement and the Proposed Advisory Agreement.  Supplementally, confirm to the Staff that the differences between the Previous Advisory Agreement and the Proposed Advisory Agreement that are set forth are the only material differences between the two Agreements, or add additional disclosure to this section.

Response:  The following table, example calculations and footnotes have been added to the Proxy Statement in connection with Proposal 2.

The following table shows Fund expenses as a percentage of net assets attributable to common shares for the fiscal year ended March 31, 2009, based on the fees for the Previous Adviser (column 2) compared to the fees for the Proposed Adviser (column 3).  Column 4 of the table shows estimated Fund expenses as a percentage of estimated net assets attributable to common shares at March 31, 2010 and assumes (i) approval of Proposal 2 and (ii) commencement and conclusion of a self-tender offer by the Fund, resulting in total assets equal to $60,000,000.

	Fiscal year ended March 31, 2009				Estimated Expenses (1)
	Previous Adviser		Proposed Adviser		Proposed Adviser
Shareholder Transaction Expenses
Sales Load	None		None		None
Dividend Reinvestment Plan Fees	None		None		None
Annual Expenses (as a percentage of net assets attributable to common shares)
Management Fees	0.90%	(3)	1.00%		1.00%
Interest Payments on Borrowed Funds	0.36%	(2)	0.36%	(2)	0.00%
Other expenses	0.75%		0.82%	(3)	1.23%
Acquired Fund Fees and Expenses	N/A		N/A		0.75%
Total Annual Expenses	2.01%	(4)	2.18%		2.98%

Example (5)

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment in common shares, assuming (i) annual expenses of 2.01% (for the Previous Adviser at March 31, 2009), 2.18% (for the Proposed Adviser at March 31, 2009) and 2.98% (for the Proposed Adviser estimated at March 31, 2010) of net assets attributable to common shares and (ii) a 5% annual return:

Mr. Brion Thompson
November 13, 2009

	1 Year	3 Years	5 Years	10 Years
Previous Adviser	$20	$63	$108	$234
Proposed Adviser	$22	$68	$117	$251
Proposed Adviser - Estimated	$30	$92	$157	$330

(1)	Includes expense estimates for the Proposed Adviser and assuming approval of the Fund’s new investment objective and policy. The expenses are based on estimated net assets of $60,000,000.
(2)	Includes interest expense and fees on floating rate notes and auction preferred shares expenses. All such notes and auction preferred shares were redeemed in October 2009.
(3)
“Management Fees” for the Previous Adviser includes both investment advisory and administration fees.  Administration fees are included in “Other expenses” for the Proposed Adviser.  According to the Fund’s annual report to shareholders dated March 31, 2009, for the fiscal year ended March 31, 2009, the Previous Adviser waived a portion of its investment advisory and administration fees.

(4)
The Fund may invest in other closed-end investment companies and ETFs (collectively, the "Acquired Funds"). The Fund's shareholders indirectly bear a pro rata portion of the fees and expenses of the Acquired Funds in which the Fund invests. Acquired Fund fees and expenses are based on estimated amounts for the current fiscal year and assumes the Fund invests 50% of its net assets in Acquired Funds with an average expense ratio of 1.50%.  Such estimates may vary significantly from the actual percentage of which the Fund’s assets are invested in Acquired Funds and the actual expense ratio of such Acquired Funds.

(5)
The example assumes that the “Net Annual Expenses” set forth in the table remains the same each year and that all dividends and distributions are reinvested at net asset value.  The Fund’s actual rate of return will vary and may be greater or less than the hypothetical 5% annual return.

The purpose of the above table is to help a shareholder of common shares understand the fees and expenses that such shareholder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses and waivers may be higher or lower than those shown.

In addition, the Fund has added the following information regarding an additional material difference between the Previous Advisory Agreement and the Proposed Advisory Agreement:

Indemnification.        Unlike the Previous Advisory Agreement, the Proposed Advisory Agreement provides that, under certain circumstances, the Fund will indemnify and hold the Proposed Adviser harmless from any and all losses, claims, damages, liabilities and expenses that are not the result of willful malfeasance, bad faith or gross negligence on the part of the Proposed Adviser in the performance of its duties or the Proposed Adviser’s reckless disregard of its obligations and duties under the Proposed Advisory Agreement.  In addition, the Proposed Advisory Agreement provides that the Proposed Adviser will be entitled to advances from the Fund for the payment of reasonable expenses incurred by the Proposed Adviser in connection with the matter for which it is seeking indemnification from the Fund.  If the Proposed Advisory Agreement is approved, there is a risk that the Fund’s assets will be used to indemnify the Proposed Adviser or satisfy its liabilities as a result of the Proposed Adviser’s activities in connection with the Fund, except under certain circumstances.

Mr. Brion Thompson
November 13, 2009

5.
State the difference between the aggregate compensation that was paid pursuant to the Previous Advisory Agreement and that which would have been payable pursuant to the Proposed Advisory Agreement, expressed as a percentage.

Response:  The following disclosure has been added to the Proxy Statement.

The difference between the aggregate compensation paid or accrued by the Fund during the fiscal year ended March 31, 2009 under the Previous Advisory Agreement (0.90%) and that which would have been payable pursuant to the Proposed Advisory Agreement (1.00%), expressed as a percentage, is 0.10%.

6.
Enhance the disclosure with regard to the Board’s consideration of the prior experience of the principals of the Proposed Adviser by stating what the Board noted about their prior experience, if applicable.

Response:  The disclosure set forth in the Proxy Statement has been enhanced to include more detail regarding the Board’s consideration of the prior experience of the principals of the Proposed Adviser.  Please see the underlined language set forth below:

The Independent Directors discussed the prior experience of the Proposed Adviser’s principals with respect to: (i) closed-end investment companies; and (ii) managing portfolios with a similar investment strategy as that proposed for the Fund.  In particular, the Independent Directors noted the principals’ demonstrated ability to successfully identify investment opportunities for appreciation for the benefit of their clients.  They discussed the fact that the principals had pursued a similar strategy for more than fifteen years and had developed a methodology which they proposed using in implementing the Fund’s investment strategy (as described in Proposal 4 below).  Furthermore, the Independent Directors considered the principals’ performance based on returns to investors from 1993 to 2009 compared to market benchmarks.

7.
Enhance the disclosure with regard to the Board’s consideration of the Proposed Adviser’s projected profitability by stating what the Board noted about the projected profitability or the content of their discussions, rather than a summary statement that they discussed the projected profitability.

Response:  The disclosure set forth in the Proxy Statement has been enhanced to include more detail regarding the Board’s consideration of the projected profitability of the Proposed Adviser in connection with its management of the Fund.  Please see the underlined language set forth below:

The Independent Directors discussed the projected profitability of the Proposed Adviser and asked the principals questions regarding whether the projected profitability was adequate to maintain their interest in managing the Fund, both before and after giving effect to the planned tender offer.  The Independent Directors were satisfied by the Proposed Adviser’s responses regarding the level of profitability that it was seeking from managing the Fund and that the projections were sufficient and appropriate to provide the necessary advisory services, both before and after giving effect to the planned tender offer for the Fund’s common stock.

Mr. Brion Thompson
November 13, 2009

Proposal 3

8.	State the material effect of changing the Fund’s investment objective to total return.

Response:  The disclosure set forth below has been added to the discussion regarding Proposal 3.

What is the material difference between the current objective of current income and the proposed objective of total return?  The Board is proposing to adopt a non-fundamental objective of total return.  Although current income is a component of total return, the Fund would also seek investments that would provide capital appreciation. This means that the Proposed Adviser would seek to invest the Fund’s assets in securities that would increase in value over time, providing an opportunity to have a corresponding increase in the Fund’s net asset value or for the Fund to sell the security, resulting in a capital gain.  However, there can be no assurance that the Proposed Adviser will be successful in achieving this objective and the value of the securities in which the Fund would invest may go down.  If the new objective of total return is approved, the Fund would no longer be managed for the sole purpose of providing consistent current income and shareholders should expect the level of income to decrease.  In addition, if Proposal 3 is approved, the income that is generated by the Fund would no longer be exempt from federal income tax.

Proposal 4

9.
Delete the underlined portion of the following sentence, “Although it is not required by the Fund Name Rule, the 80% Policy is fundamental, which means that it may not be changed without shareholder approval.”

Response: The underlined portion of the sentence has been deleted.

10.
Enhance the disclosure with regard to the effect of the approval of Proposal 4, specifically with regard to the fact that the securities in which the Fund would invest would no longer be limited to those issued by municipalities.  Consider whether any additional disclosure is appropriate in connection with the impact of adopting Proposal 4 on the potential tax implications to shareholders.

Mr. Brion Thompson
November 13, 2009

Response:  The following disclosure has been added in connection with Proposal 4:

What are the material differences between the securities currently held in the Fund’s portfolio and those in which the Fund will invest if Proposal 4 is approved?  Currently, the Fund invests in municipal obligations that are insured as to the timely payment of principal and interest by an entity that has an investment grade rating by a nationally recognized statistical rating organization (“NRSRO”).  If shareholders approve Proposal 4, the Fund will no longer seek to invest in such securities, but rather would have a much wider universe of securities in which it may invest, including equity securities issued by non-municipal issuers without regard to capitalization level, including small and medium capitalization companies, and debt securities without regard to the rating of such securities by any NRSRO, including non-investment grade or “junk” bonds.  Neither the principal nor any dividend or interest payments of such securities would be insured.  Furthermore, the income generated by such investments would likely be taxable, as opposed to the federal tax-exempt income generated by the Fund by its current investments.  The Board and the Proposed Adviser believe that permitting the Fund to invest more broadly in securities other than only those insured municipal obligations will enable the Fund to respond favorably to on-going developments and instability in the marketplace.  Certain risks associated with the securities in which the Fund may invest if Proposal 4 is approved by shareholders are set forth on Exhibit A.

11.
Enhance the disclosure to clarify that the approval of Proposal 4 will have the effect of causing the Fund to incur costs associated with the liquidation of the Fund’s portfolio and the purchase of new securities by the Fund, including but not limited to, brokerage fees and accounting and legal fees and expenses.

Response:  The following disclosure has been added to the Proxy Statement in connection with Proposal 4.

Approval of Proposal 4 would be a material change to the Fund in that all or substantially all of the securities held by the Fund would be sold and replaced by different securities.  If Proposal 4 is approved, the Proposed Adviser (assuming Proposal 2 is approved) would attempt to dispose of the insured municipal obligations held in the Fund’s portfolio in an orderly fashion, so as to obtain favorable prices for the assets and potentially create capital gain for the Fund through the dispositions.  The Proposed Adviser would not expect to cause the Fund to incur losses in connection with the disposition of the insured municipal obligations, but some brokerage costs would be incurred by the Fund in connection with the transactions.  In addition, following the disposition of the insured municipal obligations and completion of the planned self-tender offer, the Proposed Adviser would invest the Fund’s assets in accordance with the new investment policy approved pursuant to this Proposal 4, resulting in additional brokerage charges.  The Proposed Adviser would seek best price and execution in selecting brokers for these disposition and acquisition transactions, but brokerage charges will be incurred by the Fund and thereby decrease the Fund’s net asset value.  In addition, the Fund will incur legal and accounting fees for services received in connection with proposing and effecting the changes to the Fund’s investment policy.  However, shareholders should note that if Proposal 4 is not approved, the Fund will nevertheless dispose of a significant portion of the Fund’s long-term municipal obligations prior to December 31, 2009 in connection with the self-tender offer that the Board has announced with regard to the Fund, thereby incurring brokerage charges and expenses.

Mr. Brion Thompson
November 13, 2009

In addition, the Fund has enhanced the disclosure set forth under the heading “Tax Considerations” in connection with Proposal 4 by adding the following information.

Shareholders should note that the Board is committed to protecting the tax-exempt nature of the dividends received by shareholders during the current fiscal year (beginning April 1, 2009) and avoiding any action that would cause the tax-exempt nature of such dividends to be re-characterized as taxable income to the shareholders.  In this regard, on October 30, 2009, the Board approved changing the fiscal year of the Fund to December 31 of each year beginning on December 31, 2009.  However, if Proposal 4 is approved, shareholders should be aware that dividends paid by the Fund, if any, commencing on January 1, 2010 would be taxable.

12.
In addition to the risk factors set forth in Exhibit A, add a summary description of the main risks associated with the change in investment strategy, as compared to the risk associated with the Fund under its existing investment strategy.

Response:  The following summary has been added to the Proxy Statement in connection with Proposal 4.

Risks Associated with Proposed Investments.  If Proposal 4 is approved, different risks would apply to an investment in the Fund than would otherwise be applicable under its current investment policy.  As described above, if Proposal 4 is approved, the Fund’s investments would no longer primarily be insured as to the timely payment of principal and interest by an entity that has an investment grade rating by a NRSRO, nor would the investments in which the Fund invests be limited to those issued by a municipality.  In particular, the risks associated with below investment grade debt securities and with investments in equity securities generally, as well as securities issued by companies with smaller capitalization levels and by companies in distress, would apply.  In addition, the risks associated with investing in other closed-end investment companies and with more aggressive investment strategies, such as short sales of securities, would apply.  These risks and additional risks that will apply to an investment in the Fund as a result of approving Proposal 4 are set forth on Exhibit A.

Mr. Brion Thompson
November 13, 2009

13.
Enhance the disclosure with regard to the Board’s considerations in its approval of proposing Proposal 4 to state whether the Board considered the adverse and potential adverse consequences of approval of the Proposal.

Response:  The disclosure set forth in the Proxy Statement has been enhanced to include more detail regarding the Board’s consideration of the potential adverse consequences of the approval of Proposal 4.  Please see the underlined language set forth below:

The Independent Directors unanimously approved the elimination of the Fund’s fundamental investment policy and recommended that shareholders of the Fund approve the elimination of the Fund’s fundamental investment policy.  The Independent Directors considered numerous factors in approving the elimination of the fundamental investment policy and making its recommendation, including: (1) to permit the Proposed Adviser to pursue total return for the shareholders by following a strategy of investing primarily in the securities of issuers the Proposed Adviser believes have opportunities for appreciation or in other closed-end investment companies the Proposed Adviser perceives as opportunities for appreciation; (2) adopting a new non-fundamental investment policy to permit the Fund to invest in other closed-end investment companies and other private and publicly-issued U.S. and foreign securities; (3) the desire to change the Fund’s name to Special Opportunities Fund, Inc. in the event that the Fund’s fundamental investment objective is replaced with a non-fundamental investment objective of providing total return and the Fund’s fundamental investment policy is eliminated; (4) the opportunity to avoid delay and costly shareholder meetings in the future by eliminating any fundamental investment policies; and (5) the benefits of permitting the Proposed Adviser to invest the Fund’s asset in securities other than insured municipal obligations so as to enable the Fund to respond to on-going developments and instability in the marketplace and to generate total return to the Fund’s shareholders.

This final factor was the most convincing to the Independent Directors in their determination to recommend Proposal 4 for approval by the shareholders.  Upon consideration, the Independent Directors believe that it is in the best interest of the Fund and its shareholders to permit the Proposed Adviser greater flexibility in investing the Fund’s assets and that over the long-term the limitations of the municipal bond market as the sole marketplace in which the Fund may invest would be disadvantageous to the Fund and its shareholders.  The Independent Directors also noted the weakness of the insurers of municipal obligations and the corresponding lack of value attributed to the insured component of those securities.  In making its determination, the Independent Directors considered the potential adverse consequences of the approval of Proposal 4, including the costs and expenses associated with changing the Fund’s investment mandate so significantly and the risks associated with investing in securities other than insured municipal obligations.  However, the Independent Directors agreed that the potential benefits to the Fund provided by the increased investment flexibility which may enable the Fund to be more resilient and less vulnerable to significant downturns in any single marketplace going forward, outweighed the potential adverse consequences.  Based on all of the foregoing factors, the Independent Directors, and the full Board, concluded that eliminating the Fund’s fundamental investment policy would be in the best interests of the Fund and its shareholders.

Mr. Brion Thompson
November 13, 2009

If you have any questions regarding the enclosed, please do not hesitate to contact me at (215) 569-5530.

Very truly yours,

/s/ Mary Stokes

Mary Stokes